UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

INNOVATIVE MICRO TECHNOLOGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

038213104

(CUSIP Number)

BAVP VII, L.P.

950 Tower Lane

Suite 700

Foster City, CA 94404

Attn: Kate Mitchell

(650) 378-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 038213104

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) BAVP VII, L.P. – I.R.S. Identification No. 20-1965001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,000,010 (2) 8. Shared Voting Power 0 9. Sole Dispositive Power 2,000,010 (2) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,010 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 23.7%
14.	Type of Reporting Person (See Instructions) PN

(1)	The Filing Persons disclaim the existence of a group and disclaim beneficial ownership of the shares of Common Stock directly held by any of the other parties to the Voting Agreement.

(2)	BAVP VII, L.P. has sole voting and dispositive power with respect to 2,000,010 shares of Common Stock, par value $0.01, currently issuable upon conversion of 352,941 shares of Series A-1 Convertible Preferred Stock. BA Venture Partners VII, LLC is the general partner of BAVP VII, L.P. As a result of the limited partnership agreement of BAVP VII, L.P., BA Venture Partners VII, LLC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BAVP VII, L.P. Voting and investment power with respect to the shares held by BAVP VII, L.P. is determined by an eighty percent (80%) supermajority-in-interest of its six managing members.

CUSIP No. 038213104

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) BA Venture Partners VII, LLC – I.R.S. Identification No. 27-0110811
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0 8. Shared Voting Power 2,000,010 (2) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,000,010 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,010 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 23.7%
14.	Type of Reporting Person (See Instructions) OO

(1)	The Filing Persons disclaim the existence of a group and disclaim beneficial ownership of the shares of Common Stock directly held by any of the other parties to the Voting Agreement.

(2)	BAVP VII, L.P. has sole voting and dispositive power with respect to 2,000,010 shares of Common Stock, par value $0.01, currently issuable upon conversion of 352,941 shares of Series A-1 Convertible Preferred Stock. BA Venture Partners VII, LLC is the general partner of BAVP VII, L.P. As a result of the limited partnership agreement of BAVP VII, L.P., BA Venture Partners VII, LLC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BAVP VII, L.P. Voting and investment power with respect to the shares held by BAVP VII, L.P. is determined by an eighty percent (80%) supermajority-in-interest of its six managing members.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.01 per share (the “Common Stock”) of Innovative Micro Technology, Inc., a Delaware corporation (the “Company”). The principal executive offices are located at 75 Robin Hill Road, Goleta, California 93117.

Item 2. Identity and Background

(a) – (f):

This statement is filed by (i) BAVP VII, L.P., a Delaware limited partnership (“BAVP”) and (ii) BA Venture Partners VII, LLC, a California limited liability company, which is the general partner of BAVP (“BAVP LLC,” and together with BAVP, the “Filing Persons”). Voting and investment power with respect to the shares held by BAVP is determined by an eighty percent (80%) supermajority-in-interest of BAVP LLC’s six managing members. The following persons are BAVP LLC’s managing members: (i) Louis C. Bock, an individual and United States citizen whose principal occupation is managing member of BAVP LLC and other affiliated entities, (ii) Mark J. Brooks, an individual and United States citizen whose principal occupation is managing member of BAVP LLC and other affiliated entities, (iii) Jim J. Jones, an individual and United States citizen whose principal occupation is managing member of BAVP LLC, (iv) Kate D. Mitchell, an individual and United States citizen whose principal occupation is managing member of BAVP LLC and other affiliated entities, (v) Rory T. O’Driscoll, an individual and United States citizen whose principal occupation is managing member of BAVP LLC and other affiliated entities and (vi) Sharon L. Wienbar, an individual and United States citizen whose principal occupation is managing member of BAVP LLC. The principal place of business of BAVP, BAVP LLC, Mr. Bock, Mr. Brooks, Mr. Jones, Ms. Mitchell, Mr. O’Driscoll and Ms. Wienbar is 950 Tower Lane, Suite 700, Foster City, CA, 94404.

The principal business of BAVP consists of making investments. BAVP invests in early and later stage companies. BAVP LLC is the general partner of BAVP, and in such capacity, may be deemed to have sole voting and dispositive power over all of the Common Stock held by BAVP. Mr. Bock, Mr. Brooks, Mr. Jones, Ms. Mitchell, Ms. O’Driscoll and Ms. Wienbar serve as the managing members of BAVP LLC. In such capacities, Mr. Bock, Mr. Brooks, Mr. Jones, Ms. Mitchell, Mr. O’Driscoll and Ms. Wienbar exercise shared voting and dispositive power over all of the Common Stock held by BAVP.

During the past five years, none of the entities and persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities described in this Schedule 13D were acquired by BAVP with funds received from its partners entrusted to BAVP for investment purposes. The total amount of funds invested by BAVP in the transactions described herein was $999,988.

Item 4. Purpose of Transaction

The Filing Persons purchased the securities described in the Schedule 13D for investment purposes and, through representation on the Issuer’s board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Filing Persons’ investment. The Filing Persons retain the right to change their investment intent.

Item 5. Interest in Securities of the Issuer

As of the date of this Schedule 13D, the Filing Persons beneficially own 352,941 shares of the Issuer’s Series A-1 Convertible Preferred Stock (the “Series A-1 Stock”). The conversion rate of the Series A-1 Stock is 5.6667 shares of Common Stock for each share of Series A-1 Stock. Accordingly, each of the Filing Persons may be deemed to beneficially own 2,000,010 shares of Common Stock, par value $0.01. Such shares, together with the outstanding shares of Common Stock of the Company as of January 25, 2005, based on the capitalization of the Company as represented to BAVP by the Company in that certain Preferred Stock Purchase Agreement of even date therewith, constitute 23.7% of the Common Stock.

BAVP has sole voting and dispositive power with respect to 2,000,010 shares of Common Stock, par value $0.01, currently issuable upon conversion of 352,941 shares of Series A-1 Stock. BAVP LLC is the general partner of BAVP. As a result of the limited partnership agreement of BAVP, BAVP LLC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BAVP. Voting and investment power with respect to the shares held by BAVP is determined by an eighty percent (80%) supermajority-in-interest of its six managing members.

Pursuant to the Purchase Agreement, BAVP also acquired a Warrant to purchase 176,471 shares of Common Stock (the “Warrant”) that is exercisable commencing March 15, 2006. The number of shares of Common Stock into which the Warrant is exercisable may be adjusted downward (potentially canceling the Warrant if the number of shares reaches zero (0)) according to a formula based upon the Issuer’s economic performance during the 2005 calendar year.

The Warrant is filed as Exhibit A to this Schedule 13D and is hereby incorporated by reference. The foregoing description of the terms and conditions of the Warrant described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

Other than the transactions described above, no transactions in the Common Stock of the Company have been effected by the Filing Persons during the past 60 days.

To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

An Investors’ Rights Agreement was entered into January 25, 2005 (the “IRA”) by and among the Issuer and the following stockholders of the Issuer: Investor Growth Capital Limited, Investor Group L.P., BAVP and Miramar Venture Partners, L.P. (“Investors”). The IRA provides the Investors, among other things, registration rights for shares of Common Stock issuable or issued upon conversion of the shares of Series A-1 Stock purchased by any Investor pursuant to the Purchase Agreement. The IRA also subjects the Investors to a market standoff provision pursuant to which the Investors may not transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or enter into any swap or other arrangement that transfers any of the economic consequences of ownership of the Common Stock to another for a period not to exceed 180 days commencing on the date of the final prospectus relating to any underwritten public offering of the Issuer.

The Investors’ Rights Agreement is filed as Exhibit B to this Schedule 13D and is hereby incorporated by reference. The foregoing description of the terms and conditions of the Investors’ Rights Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

A Voting Agreement was entered into January 25, 2005 (the “Voting Agreement”) by and among the Issuer, the Investors, L-3 Communications Corporation, John Foster, who is President and Chief Executive Officer of the Issuer, Peter Altavilla, who is Chief Financial Officer, Secretary and Treasurer of the Issuer, Paul Rubel, who is Vice President, Product Development of the Issuer, Mike Shillinger, who is Vice President, Operations of the Issuer, Monteith Heaton, who is Vice President, Sales and Marketing of the Issuer, and Douglas Thompson, who is Vice President, Product Engineering and Quality of the Issuer (together with the Investors, the “Stockholders”), pursuant to which each of the Stockholders agreed to vote its shares in favor of electing one Series A-1 Director (as defined in the Voting Agreement) designated by Investor Growth Capital Limited, one Series A Director (as defined in the Voting Agreement) designated by Investor Growth Capital Limited, one Series A Director designated by BAVP and one Director designated by L-3 Communications Corporation. In addition, each of the Stockholders agreed to vote its shares in favor of removing any Director selected for removal from the Board by any stockholders entitled to designate such Director.

Subject to certain provisions, each of the Stockholders also agreed to vote its shares in favor of (i) a Liquidating Transaction (as defined in the Voting Agreement) yielding proceeds per share of Common Stock, as adjusted for splits, reverse splits and the like and after payment of all obligations of the Company and liquidation preferences, of at least $8.00; (ii) a financing transaction, the principal purpose of which is to raise capital for the Company, or (iii) an amendment to the Company’s Amended and Restated Certificate of Incorporation to add a new sentence to the end of Article 5 thereof reading as follows, “Any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote for the election of such director.”

Each of the Stockholders further agreed to vote its shares to ratify and approve an option exchange offer as soon as practicable after January 25, 2005, pursuant to which each employee of the Company shall have an opportunity to surrender his or her outstanding options having an exercise price of more than $3.00 per share for cancellation in exchange for a grant of new options on a date at least six months and one day after such cancellation, with the exercise price of the new options established as the fair market value of the Common Stock on the date of grant.

The Voting Agreement is filed as Exhibit C to this Schedule 13D and is hereby incorporated by reference. The foregoing description of the terms and conditions of the Voting Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

A Right of First Refusal and Co-Sale Agreement was entered into January 25, 2005 by and among the Issuer and the Stockholders (the “Co-Sale Agreement”). The Co-Sale Agreement provides for, among other things, a restriction on the sale of shares of Common Stock, Series A-1 Stock and Series A Stock, pursuant to which the Issuer has a right of first refusal to purchase such shares upon a proposed transfer by a Stockholder. If the Issuer fails to purchase such shares, then a right of first refusal to purchase is passed ratably to the Investors. The Co-Sale Agreement also provides for a co-sale right pursuant to which a Stockholder may not sell any shares of the Company’s capital stock until each of the Investors shall have been given the right to sell on a pro rata basis shares of the Company’s capital stock to the proposed purchaser or purchasers, upon the same terms and conditions offered by such offering Stockholder.

The Co-Sale Agreement is filed as Exhibit D to this Schedule 13D and is incorporated by reference. The foregoing description of the terms and conditions of the Co-Sale Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

The information provided regarding the Warrant in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

The following agreements, relating to the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6, are attached as exhibits to this filing:

Exhibit A:	Warrant to Purchase Common Stock of Innovative Micro Technology, Inc., dated as of January 25, 2005

Exhibit B:	Investors’ Rights Agreement, dated as of January 25, 2005

Exhibit C:	Voting Agreement, dated as of January 25, 2005

Exhibit D:	Right of First Refusal and Co-Sale Agreement, dated as of January 25, 2005

Otherwise, to the knowledge of the Filing Persons, there are no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; or (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4.

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAVP VII, L.P.
By:	BA Venture Partners VII, LLC,
its general partner

By:	/s/ KATE D. MITCHELL
Managing Member

BA VENTURE PARTNERS VII, LLC

By:	/s/ KATE D. MITCHELL
Managing Member

Schedules:

Schedule A – Agreement of Joint Filing

SCHEDULE A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of us this 4th day of February, 2005.

BAVP VII, L.P.
By:	BA Venture Partners VII, LLC,
its general partner

By:	/s/ KATE D. MITCHELL
Managing Member

BA VENTURE PARTNERS VII, LLC

By:	/s/ KATE D. MITCHELL
Managing Member